UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549



                                  FORM RW

              REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT


                      Date of Report: August 23, 2004


                           TELEWEST GLOBAL, INC.

           (Exact name of registrant as specified in its charter)






          Delaware                   001-32256                  59-3778247
  (State of incorporation)    (Commission File Number)        (IRS Employer
                                                           Identification No.)



                         160 Great Portland Street

                       London W1W 5QA, United Kingdom

                   -------------------------------------

            (Address of principal executive offices) (zip code)

    Registrant's telephone number, including area code:      +44-20-7299-5000

                           TELEWEST GLOBAL, INC.
                         160 GREAT PORTLAND STREET
                               LONDON W1W 5QA
                               UNITED KINGDOM

                                                          August 23, 2004

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

          Re: Telewest Global, Inc. (the "Company") Registration Statement on Form 8-A (File No. 001-32256)
               ------------------------------------------------------------

     The Company hereby requests that its registration statement on Form 8-A filed on July 27, 2004 under File No. 001-32256, accession number 0000895345-04-000543 (the "Form 8-A12B"), be withdrawn, effective immediately.

     The Form 8-A12B was filed as an EDGAR form type 8-A12B, which erroneously registered a class of the Company's securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The correct form type should have been 8-A12G, registering a class of the Company's securities under Section 12(g) of the Exchange Act. Accordingly, the Company filed a Form 8-A under File No. 000-50886 on August 3, 2004 in order to register a class of its securities under Section 12(g) of the Exchange Act, and is making this request for the withdrawal of the Form 8-A12B.

     Thank you very much for your assistance. Please direct any questions you may have concerning this application to Karen Wiedemann (telephone 011 44 20 7972 9624) or Michael Robinson (telephone 011 44 20 7972 9605) at
Fried, Frank, Harris, Shriver & Jacobson (London) LLP, counsel to the
Company.

     The Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       TELEWEST GLOBAL, INC.

                                       By:    /s/ Clive Burns
                                          -------------------------------
                                              Name: Clive Burns
                                              Title:Secretary